H2DIESEL HOLDINGS, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures and serves as a guide to ethical decision-making. H2Diesel Holdings, Inc. (the “Company”) is committed to uncompromising integrity in all that we do and how we relate to each other and to persons outside of the Company. This Code does not cover every issue that may arise, but sets out basic policies to guide all directors, officers and employees of the Company and its subsidiaries and affiliates in their business conduct and ethical decision-making. In particular, this Code covers policies designed to deter wrongdoing and to promote (1) honest and ethical conduct, (2) avoidance of conflicts of interests, (3) full, fair, accurate, timely, and understandable disclosure, and (4) compliance with applicable governmental laws, rules and regulations. All directors, officers and employees must conduct themselves in accordance with these policies and seek to avoid even the appearance of improper behavior.

If a law has stricter requirements than a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code.

Each director, officer and employee will be held accountable for his/her adherence to this Code. Those who violate the policies in this Code will be subject to disciplinary action, up to and including discharge from the Company and, where appropriate, civil liability and criminal prosecution. If you are in a situation that you believe may violate or lead to a violation of this Code, you must report the situation as described in Sections 16 and 17 of this Code, or to the Company’s Chief Financial Officer or Chief Executive Officer. In situations involving the Chief Executive Officer, reports should be made to the Audit Committee of the Board of Directors.

1. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is one of the foundations on which the Company’s ethical policies are built. All directors, officers and employees must respect and obey the governmental laws, rules and regulations (including insider trading laws) of the cities, states and countries in which we operate. Although not all directors, officers and employees are expected to know the details of these laws, rules and regulations, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2. Honest and Ethical Conduct

Each director, officer and employee must always conduct himself or herself in an honest and ethical manner. Each director, officer and employee must act with high standards of personal and professional integrity and not tolerate others who attempt to deceive or evade responsibility for actions. All actual or potential conflicts of interest between personal and professional relationships must be handled honestly, ethically and in accordance with the policies specified in this Code.

3. Conflicts of Interest

A “conflict of interest” occurs when a person’s private interest actually or potentially interferes in any way (or even appears to interfere) with the interests of the Company as a whole. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position at the Company. Loans to, or guarantees of obligations of, employees, officers, directors or their family members may also create a conflict of interest.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your supervisor, manager, other appropriate personnel, or the Chief Executive Officer. Any employee, officer or director who becomes aware of a conflict or potential conflict, or knows of any material transaction or relationship that reasonably could be expected to give rise to such a conflict, should promptly bring it to the attention of a supervisor, manager or other appropriate personnel who is not involved in the matter giving rise to such a conflict, or potential conflict or consult the procedures described in Sections 16 and 17 of this Code. In the event a conflict of interest appears to be unavoidable, the employee, officer or director must bring this to the attention of, and make full written disclosure of the surrounding circumstances to his or her immediate supervisor or appropriate personnel, who should in appropriate circumstances bring it to the attention of the Company’s Chief Executive Officer, or in the case of the Chief Executive Officer or a Board member, to the Audit Committee of the Board.

Areas of possible conflict of interest are set forth below:

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Outside Employment and Directorships. Employees, officers and members of the Boards of Directors of the Company may not work for or receive compensation for services from any competitor, distributor, reseller or supplier without the approval of the Chief Executive Officer, or, in the case of the Chief Executive Officer or members of the Board of Directors, the approval of the Audit Committee. An employee or officer or member of the Board of Directors may not receive compensation or other consideration from any customer in connection with the sale of our products or services or where the employee, officer or member of the Board of Directors is responsible for sales to that customer. In addition, employees and officers may not serve on the board of directors of another corporation or of a governmental agency without the advance approval of the Chief Executive Officer, or, in the case of the Chief Executive Officer, the advance approval of the Audit Committee. These situations may present conflicts of interest. Even where approval is granted, employees, officers and Board members must do their best to separate the Company and non-Company activities.

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Investments. Employees, officers and members of the Boards of Directors of the Company may not have financial interests in any competitor, customer, distributor or supplier where such investments would influence, or appear to influence, their actions on behalf of the Company. If there is any doubt about how an investment might be perceived, you should discuss it in advance with your immediate supervisor, or the Company’s Chief Executive Officer.

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Using the Company’s Time and Assets for Personal Benefit. You may not perform non-Company work or solicit that work while you are supposed to be working for the Company. Also, you are not permitted to use Company assets (including computer and other equipment, telephones, materials, resources or proprietary information) for any outside work, without prior approval of your supervisor.

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Acceptance of Gifts and Entertainment. The acceptance of gifts and entertainment by employees or members of their families may present a conflict of interest. While employees are permitted to accept small gifts of nominal value, such as unsolicited promotional items, they are prohibited from accepting anything that might reasonably be deemed to affect their judgment or that is accompanied by any express or implied understanding that the recipient is in any way obligated do to something in exchange for the gift. Similarly, employees may accept entertainment, but only insofar as it is reasonable in the context of the business at hand and facilitates the Company’s interests. Employees are strictly prohibited from soliciting gifts or gratuities for the benefit of themselves, any family member or friend.

By way of example, employees may accept the following types of items from individuals doing or seeking to do business with the Company:

•	Advertising or promotional material of reasonable value (pens, note pads, calendars, etc.);

•	Discounts or rebates on merchandise or services that are available to other similar customers;

•	Gifts of nominal value related to commonly recognized events or occasions such as a promotion, wedding, retirement, holiday, etc.; or

•	Civic, charitable, educational, or religious organization awards for recognition of service and accomplishment.

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Family Members and Close Personal Relationships. The Company’s standards of conduct are not intended to intrude on our personal lives. Situations may arise, however, where our relationships with family members and friends create conflicts of interest. Generally, employees are prohibited from being in the position of supervising, reviewing or having any influence on the job evaluation or salary of their close relatives. Directors and employees who have family members or friends that work for businesses seeking to provide goods or services to the Company may not use their personal influence to affect negotiations. Employees who have relatives or friends that work for competitors should bring this fact to the attention of their immediate supervisors and discuss any difficulties that might arise and appropriate steps to minimize any potential conflict of interest.

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Public Service. We encourage our employees to be active in the political and civic life of their communities, including charitable or educational activities. When doing so and making any public communication, you should clarify that your views are yours individually and are not being expressed as an employee of the Company.

You may not make any political contribution as a representative of the Company. You must also avoid lobbying activities or even the appearance of lobbying any governmental body or public official as a representative of the Company without the express approval of the Company’s Chief Executive Officer.

No officer or employee shall make, authorize or permit any unlawful contributions, expenditure or use of corporate funds or property for political purposes.

4. Insider Trading

Employees, officers and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.

5. Personal Finances

Employees may not borrow from nor lend personal funds to customers or suppliers.

6. Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position. No employee, officer or director may use corporate property, information, or position for personal gain, and no employee, officer or director may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

7. Competition and Fair Dealing

We compete fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee, officer and director should endeavor to respect the rights of, and to deal fairly with, the Company’s customers, suppliers, competitors and their affiliates and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair dealing practice.

8. Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics or sexual preference and unwelcome sexual advances.

9. Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each officer and employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.

10. Record-Keeping

The Company requires honest and accurate recording and reporting of information to make responsible business decisions. Many officers and employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether reimbursement for a certain expense is permissible, ask the appropriate personnel.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.

All employees are responsible to report to the Company any questionable accounting or auditing matters that may come to their attention. Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Company’s Chief Executive Officer.

11. Confidentiality

Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when the Company’s Chief Executive Officer authorizes disclosure or such disclosure is required by law. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. Confidential information may also include information regarding the Company’s competitors. The obligation to preserve confidential information continues even after employment with the Company ends.

12. Protection and Proper Use of the Company’s Assets

All employees, officers and directors should protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. All the Company’s assets should be used for legitimate business purposes and should not be used for non-Company business, though incidental personal use is permitted if it does not interfere with the performance of your duties or conflict with any of our policies.

13. Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate the Company’s policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

14. Rules for Principal Executive Officer and Senior Financial Officers

In addition to complying with all other parts of this Code, if you are the Company’s principal executive officer, principal financial officer, comptroller or principal accounting officer, or any person performing similar functions (each referred to in this Code as a “Principal Officer”), you must take the following steps to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (“SEC”) and in other public communications made by the Company:

(a) Carefully review drafts of reports and documents the Company is required to file with the SEC before they are filed and the Company’s press releases or other public communications before they are released to the public, with particular focus on disclosures each Principal Officer does not understand or agree with and on information known to the Principal Officer that is not reflected in the report, document, press release or public communication.

(b) Consult with members of senior management and others involved in the disclosure process to discuss their comments on the draft report, document, press release or public communication.

(c) Establish and maintain disclosure controls and procedures that ensure that material information is included in each report, document, press release or public communication in a timely fashion.

(d) Consult with the Audit Committee on a regular basis to determine whether it has identified any weaknesses or concerns with respect to internal controls.

(e) When relevant, confirm that the Company’s outside accountants are not aware of any material misstatements or omissions in the draft report or document, and do not have any concerns about the “Management’s Discussion and Analysis of Financial Condition” section of a report or document.

(f) Bring to the attention of the Audit Committee matters that you feel could compromise the integrity of the Company’s financial reports, disagreements on accounting matters and violations of any part of this Code.

15. Waivers of or Changes in the Code of Business Conduct and Ethics

Any waiver of this Code for or changes to this Code that apply to executive officers, including Principal Officers, or directors may be made only by the Company’s Board or a Board committee and will be promptly disclosed to the Company’s shareholders and otherwise as required by law, regulation of the SEC or stock exchange regulation. Disclosures of waivers of this Code for executive officers or directors will also include the reason for such waiver.

16. Reporting any Illegal or Unethical Behavior

It is our policy to ensure prompt and consistent enforcement of this Code, protection for persons reporting questionable behavior, clear and objective standards for compliance, and a fair process by which to determine violations. Employees are encouraged to talk promptly to supervisors, managers or other appropriate personnel about perceived illegal or unethical behavior and any violations of law, rules, regulations or this Code, and otherwise when in doubt about the best course of action in a particular situation. The supervisor, manager or other appropriate personnel to whom such matters are reported should not be involved in the reported illegal or unethical behavior or violation of law, rules, regulations or this Code. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees.

Employees are expected to cooperate in internal investigations of misconduct. Any person involved in an investigation of possible misconduct in any capacity must not discuss or disclose any information to anyone outside of the investigation unless required by law or when seeking his or her own legal advice.

Any use of these reporting procedures in bad faith or in a false or frivolous manner will be considered a violation of this Code.

17. Compliance Standards and Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Because we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are some steps to keep in mind:

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? What specficially did I witness? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from the Company’s resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with the Company’s Chief Executive Officer.

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Your report of violations of this Code may be made in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of violations of this Code or questionable accounting or auditing matters.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

18. Administration

Board of Directors. The Board of Directors, through the Audit Committee, will help ensure that this Code is properly administered.

Officers, Managers and Supervisors. All officers, managers and supervisors are responsible for reviewing this Code with their employees. Officers, managers and supervisors are also responsible for the diligent review of practices and procedures in place to help ensure compliance with this Code.

19. Where to Turn for Advice

Employees who have questions about this Code of Business Conduct and Ethics should turn to their immediate supervisors in the first instance and then to the Company’s Chief Executive Officer. The Company’s “open door” policy gives employees the freedom to approach any member of management with ethical questions or concerns without fear of retaliation.